February 7, 2020

U.S. Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E., Mail Stop 4628

Washington D.C. 20549

Via EDGAR and Federal Express

Attention:	Ms. Anuja A. Majmudar
Mr. Kevin Dougherty

Re:	Ocean Power Technologies, Inc.
Registration Statement on Form S-1
Filed January 21, 2020
File No. 333-235995

Dear Ms. Majmudar and Mr. Dougherty:

This letter is in response to your letter dated February 4, 2020, to Ocean Power Technologies, Inc. (the “Company”), transmitting the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) relating to the above-referenced Registration Statement on Form S-1 (the “Registration Statement”). For your convenience, the response is preceded by the Staff’s comment to which the response relates.

Registration Statement on Form S-1 filed January 21, 2020

General

1.	Original Comment. Please provide us with an analysis as to why you believe this offering of an additional 5,400,000 shares is appropriately registered as a transaction that is eligible to be made on a shelf basis under Rule 415(a)(1)(i) of the Securities Act of 1933. Among other factors in your response, please address the aggregate size of the resale offerings that have been registered pursuant to the purchase agreement with Aspire Capital compared to the number of shares of common stock held by non-affiliates. In this regard, we note your disclosure that if all 5,400,000 shares were issued and outstanding, it would represent more than 50% of the Company’s total common stock outstanding. For guidance, please refer to Question 612.09 of the Securities Act Rules Compliance and Disclosure Interpretations.

Response. Consistent with the terms of the purchase agreement with Aspire, the Company has unilaterally elected to filed an amendment to the Registration Statement to reduce the number of shares of common stock to be registered on the Registration Statement.

U.S. Securities & Exchange Commission February 7, 2020 Page 2

In connection with the Company’s response to the Staff, the Company acknowledges that the Company and its management are responsibe for the adequacy and accuracy of their disclosures, notwithstanding any review, comments, action or absence of action by the Staff.

Please call the undersigned at (609) 730-0400 x218 with any additional comments or questions you may have.

Very truly yours,

/s/ George H. Kirby III
George H. Kirby III
President and Chief Executive Officer